Filed by MN8 Energy Holdings LLC
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Greenbacker Renewable Energy Company LLC
Commission File No.: 000-55610
On July 22, 2026, Ashlee Effler, the Senior Vice President and General Counsel of MN8 Energy Holdings LLC (the “Company”), posted the following statement on her social media.

Ashlee J. Branan Effler • Following

MN8 Energy - General Counsel & SVP

11h •

Excited to share that MN8 Energy is joining forces with Greenbacker. It will create a national renewable energy platform with over 6 GW in clean energy across 33 states. One powerful platform built for the future!

MN8 Energy

1d •

Today, we take a significant step with a definitive agreement to acquire Greenbacker.

... more

MN8 Energy
to acquire
Greenbacker

Also on July 22, 2026, Fiona Macdonald, a director on the Company’s board of directors (the “Board”) posted the following statement on her social media.

Fiona Macdonald • Following
Board Member and Chair People Committee, MN8 Energy (formerly Goldman ...
13h •

I am absolute delighted to share MN8 Energy's M&A news, this sets up MN8's growth strategy for years to come, a very exciting achievement!

MN8 Energy
1d •

Today, we take a significant step with a definitive agreement to acquire Greenbacker.
... more

MN8 Energy
to acquire
Greenbacker

No Offer or Solicitation
This communication relates to a proposed merger (the “Merger”) between MN8 Energy Holdings LLC (“MN8”) and Greenbacker Renewable Energy Company LLC (“Greenbacker”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the Merger, MN8 will file with the SEC a registration statement on Form S-4, that will include a proxy statement of Greenbacker and a prospectus of MN8. The Merger will be submitted to Greenbacker’s shareholders for their consideration. MN8 and Greenbacker may also file other documents with the SEC regarding the Merger. The definitive proxy statement/prospectus will be sent to the shareholders of Greenbacker. This document is not intended to be, and is not, a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that MN8 or Greenbacker may file with the SEC or send to security holders of MN8 or Greenbacker in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF MN8 AND GREENBACKER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents, in each case if and when such documents are filed, or that will be filed with the SEC by MN8 or Greenbacker through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by MN8 will be made available free of charge by directing a request to Investor Relations, MN8 Energy at IR@mn8.com. Copies of documents filed with the SEC by Greenbacker will be made available free of charge on Greenbacker’s website at www.greenbackercapital.com/greenbacker-renewable-energy-company/ under “Public filings and investor materials”.
Participants in the Solicitation
MN8, its directors and executive officers and Greenbacker and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Merger.
Information regarding directors and executive officers of MN8, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement on the Form S-4, once it becomes available.
Information regarding Greenbacker’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Greenbacker’s Annual report on Form 10-K filed with the SEC on March 9, 2026, Greenbacker’s Form 10-K/A filed with the SEC on April 30, 2026 and other documents subsequently filed by Greenbacker with the SEC.
Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the proxy statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.
Forward-Looking Statements and Cautionary Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations. Forward-looking statements are statements that are not statements of historical fact, including statements about beliefs, opinions and expectations. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of MN8 and Greenbacker. The words and phrases “should,” “could,” “may,” “will,” “believe,” “plan,” “intend,” “expect,” “potential,” “possible,” “anticipate,” “estimate,” “forecast,” “view,” “efforts,” “goal” and similar expressions identify forward-looking statements and express expectations about future events.

However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance.
There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Forward-looking statements are not guarantees of future performance, and we cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the numerous risks and uncertainties. These include the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including in circumstances that would require Greenbacker to pay a termination fee pursuant to the merger agreement, the possibility that competing offers or transaction proposals may be made, the risk of member or security holder litigation relating to the proposed transaction, including resulting expense or delay, the possibility that the proposed transaction will not be completed in the expected timeframe or at all, the possibility that shareholders of Greenbacker may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Merger, the risk that the Merger and its announcement could have an adverse effect on the ability of MN8 and Greenbacker to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and others with whom MN8 and Greenbacker conduct business and on their operating results and businesses generally, employee departures, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, certain restrictions during the pendency of the Merger that may impact MN8’s or Greenbacker’s ability to pursue certain business opportunities or strategic transactions, the risk that the combined company may be unable to achieve synergies, the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that Greenbacker shareholders will not receive any or all or any of the additional consideration holdback amount and other important factors that could cause actual results to differ materially from those projected, and the risk that the completion of any liquidity event by MN8 including any initial public offering or other transaction described herein, does not occur within the timeframe contemplated by the merger agreement or at all. All such factors are difficult to predict and are beyond MN8’s or Greenbacker’s control, including those detailed in Greenbacker’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Greenbacker’s website at www.greenbackercapital.com/greenbacker-renewable-energy-company/ and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that MN8 or Greenbacker believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and MN8 and Greenbacker undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.